                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab MarketTrack Growth Portfolio II (which is part of Schwab Annuity Portfolios, hereafter referred to as the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2007, and from December 31, 2006 (date of our last examination) through July 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2007 and from December 31, 2006 (date of our last examination) through July 31, 2007, with respect to securities reflected in the investment accounts of the Fund.

SCHWAB ANNUITY PORTFOLIOS

/s/ Randall W. Merk                                          January 25, 2008
----------------------------------                     -------------------------
RANDALL W. MERK                                           DATE
PRESIDENT AND CHIEF EXECUTIVE OFFICER


/s/ George Pereira                                           January 25, 2008
----------------------------------                     -------------------------
GEORGE PEREIRA                                            DATE
PRINCIPAL FINANCIAL OFFICER AND TREASURER

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of
Schwab Annuity Portfolios

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab MarketTrack Growth Portfolio II (which is part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2007 (without prior notice to management), and with respect to agreement of security purchases and sales for the period from December 31, 2006 (date of our last examination), through July 31, 2007:

      - Review of the Fund's underlying mutual fund investments at July 31, 2007 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Fund's custodian on such date.

      - Confirmation of CSC's omnibus accounts for the underlying mutual fund investments at July 31, 2007, and for a sample of days during the period from December 31, 2006 to July 31, 2007, with Boston Financial Data Services ("BFDS").

      - Review of CSC's reconciliation of their books and records to the omnibus accounts for the underlying mutual fund investments to the books and records of BFDS, at July 31, 2007, and for a sample of days during the period from December 31, 2006 to July 31, 2007, in all material respects.

      - Agreement of the Fund's underlying mutual fund investments at July 31, 2007 recorded on the books and records of the Fund to the books and records of CSC.

      - Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from December 31, 2006 through July 31, 2007 from the books and records of the Fund to the books and records of CSC.

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

      In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2007 with respect to mutual fund investments reflected in the investment accounts of the Fund is fairly stated, in all material respects.

      This report is intended solely for the information and use of management, the Board of Trustees of Schwab Annuity Portfolios, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


      /s/ PricewaterhourseCoopers LLP
      -------------------------------
      PricewaterhouseCoopers LLP
      San Francisco, California
      January 25, 2008

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

         Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.    Investment Company Act File Number:      Date examination completed:

           811-8314                                                July 31, 2007

2.   State Identification Number:

--------------------------------------------------------------------------------
AL          AK             AZ           AR                 CA          CO
--------------------------------------------------------------------------------
CT          DE             DC           FL                 GA          HI
--------------------------------------------------------------------------------
ID          IL             IN           IA                 KS          KY
--------------------------------------------------------------------------------
LA          ME             MD           MA                 MI          MN
--------------------------------------------------------------------------------
MS          MO             MT           NE                 NV          NH
--------------------------------------------------------------------------------
NJ          NM             NY           NC                 ND          OH
--------------------------------------------------------------------------------
OK          OR             PA           RI                 SC          SD
--------------------------------------------------------------------------------
TN          TX             UT           VT                 VA          WA
--------------------------------------------------------------------------------
WV          WI             WY           PUERTO RICO
--------------------------------------------------------------------------------

Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB ANNUITY PORTFOLIOS -- MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104